UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: January 28, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED AT THE BOARD MEETING

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibilities for any misrepresentations or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the Articles of Association of the Company and the Rules for the Meeting of Board of Directors (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Liu Shaoyong, the Chairman of the Company, the 19th ordinary meeting (the “Meeting”) of the seventh session of the board of directors of the Company (the “Board”) was held in the form of written communication on 28 January 2016.

The directors of the Company present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The directors of the Company present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles of Association of the Company. As such, the Meeting was legally and validly convened and held.

Liu Shaoyong, the Chairman of the Company, Ma Xulun, the Vice Chairman of the Company, Xu Zhao, Gu Jiadan, Li Yangmin, Tang Bing and Tian Liuwen, directors of the Company, and Ji Weidong, Li Ruoshan, Ma Weihua and Shao Ruiqing, independent non-executive directors of the Company, voted for the relevant resolution of the Board. All directors of the Company unanimously passed the following resolution:

Considered and approved the resolution on the registration of super short-term commercial paper of RMB20 billion and the DFI of the Company:

1.	It was agreed that the Company may apply to the National Association of Financial Market Institutional Investors for the registration of super short-term commercial paper of RMB20 billion (outstanding amount) with a term of not more than 270 days (to be issued in tranches on a rolling basis);

2.	It was agreed that the Company may apply to the National Association of Financial Market Institutional Investors for the issuance of DFI (Debt Financing Instruments), including super short-term commercial paper, short-term commercial paper and mediumterm notes, with an issue size of not more than RMB120 billion (outstanding amount) and a validity period of two years (to be issued in tranches on a rolling basis);

3.	It was agreed that the Chairman and/or the Vice Chairman of the Company shall be authorized to handle the specific matters relating to the above two bond issuancerelated matters, including but not limited to all matters relating to issuance, such as the determination of the specific issue size, interest rates or the method of determining the interest rates, timing of the issue, maturity, rating arrangement, use of proceeds and underwriting arrangement; and

4.	If the Company completes the registration with the National Association of Financial Market Institutional Investors within the validity period of the general mandate regarding the bond issuance by the Company granted at the 2014 annual general meeting of the Company (the “2014 Mandate”), the Company may complete the above two bond issuances within the validity period of the registration; if the Company fails to complete the registration within the validity period of the 2014 Mandate, the Company will continue to be authorized to register with the National Association of Financial Market Institutional Investors regarding the two bond issuances involved in this resolution, subject to the approval of the resolution regarding the general mandate to issue bonds by the Company at the 2015 annual general meeting of the Company, and the Company may complete the above two bond issuances within the validity period of the registration.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

Shanghai, the People’s Republic of China

28 January 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).